As filed with the Securities and Exchange Commission on October 15, 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALPHA COGNITION INC.

(Exact name of registrant as specified in its charter)

British Columbia	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1200 - 750 West Pender Street
Vancouver, BC, V6C 2T8
(604) 564-9244
(Address of Principal Executive Offices)

THE 2022 STOCK OPTION PLAN

THE 2023 STOCK OPTION PLAN

(Full title of the plans)

Michael McFadden
Chief Executive Officer
Alpha Cognition Inc.
1200 - 750 West Pender Street
Vancouver, BC, V6C 2T8(858) 344-4375

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Jason K. Brenkert, Esq. Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 (303) 352-1133

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

The information specified in Item 1 and Item 2 of Part I of this Registration Statement is omitted from this filing in accordance with the provisions of Rule 428 under the Securities Act and the introductory note to Part I of Form S-8. The documents containing the information specified in Part I will be delivered to plan participants as required by Rule 428(b)(1).

Item 2. Registrant Information and Employee Plan Annual Information.

The information specified in Item 1 and Item 2 of Part I of this Registration Statement is omitted from this filing in accordance with the provisions of Rule 428 under the Securities Act and the introductory note to Part I of Form S-8. The documents containing the information specified in Part I will be delivered to plan participants as required by Rule 428(b)(1).

1

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents previously filed by Alpha Cognition Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) are incorporated by reference into this Registration Statement:

(a)	The Company’s prospectus and amendments and supplements related thereto filed with the Commission pursuant to Rule 424(b) under the Securities Act on June 10, 2024 (the “Prospectus”), relating to the Registration Statement on Form S-1, as amended (File No. 333-278997), which contains the Company’s audited financial statements for the latest fiscal year ended December 31, 2023, and the Company’s unaudited financial statements as at and for the period ended March 31, 2024;

(b)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Commission on August 12, 2024; and

(c)	All other reports of the Company filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), since the end of the latest fiscal year ended December 31, 2023 for which financial statements are contained in the Prospectus incorporated by reference herein pursuant to (a) above.

All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to the Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed incorporated by reference into this Registration Statement and to be a part hereof from the date of the filing of such documents, except that information furnished to the Commission under Item 2.02 or Item 7.01 in Current Reports on Form 8-K and any exhibit relating to such information, shall not be deemed to be incorporated by reference in this Registration Statement.

Item 4. Description of Securities.

Common Shares

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, an unlimited number of Class A restricted voting shares (“Restricted Shares”) and an unlimited number of Class B Preferred Series A shares (“Preferred Shares”). As of October 14, 2024, there were 150,855,536 common shares issued and outstanding and 7,916,380 Preferred Shares issued and outstanding.

There are options outstanding to purchase up to 20,399,367 common shares at weighted average exercise price of $0.17. There are warrants outstanding to purchase up to 69,441,236 common shares at a weighted average exercise price of $0.32. There are performance shares outstanding to purchase up to 6,641,057 common shares at an exercise price of $0.01. Holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by our Board of Directors and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

Holders of Common Shares do not have cumulative voting rights. Therefore, holders of a majority of the Common Shares voting for the election of directors can elect all of the directors. Holders of the Common Shares representing 331/3% the voting power of the capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of holders of Common Shares. A vote by two-thirds of the votes cast on a resolution are required to effectuate certain special resolutions at Alpha Cognition’s annual general meeting. There are no provisions for sinking or purchase funds, for permitting or restricting the issuance of additional securities and any other material restrictions, and for requiring a holder of Common Shares to contribute additional capital.

Class A Restricted Voting Shares

The Company issued Restricted Shares to certain holders of common shares of Alpha Canada who are resident in the United States in connection with the Company’s Business Combination to allow the Company to maintain its status as a Foreign Private Issuer. As of January 1, 2023, the Company no longer qualifies as a Foreign Private Issuer. On August 29, 2023, the Company converted all 7,000,000 outstanding Restricted Shares to Common Shares by resolution of the Board. There are currently no Restricted Shares issued and outstanding. The class of Restricted Shares differs from the Common Shares in that they do not entitle the holder to exercise voting rights in respect of the election of directors of the Company.

The Restricted Shares include the following restrictions, conditions and limitations:

(1)	The holders of the Restricted Shares are entitled to receive notice of and attend all meetings of the shareholders of the Company and are entitled to vote at meetings of the holders of Common Shares, except those holders of Restricted Shares are not entitled to vote for the election or removal of directors of the Company.

(2)	The holders of Restricted Shares are entitled to receive dividends as and when declared by the Board of the Company, provided that no dividend may be declared or paid in respect of Restricted Shares unless concurrently therewith the same dividend is declared or paid on the Common Shares.

(3)	The holders of Restricted Shares are entitled, in the event of any liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, to share ratably, together with the holders of the Common Shares, in such assets of the Company as are available for distribution.

(4)	Restricted Shares may only be transferred pursuant to an offer to purchase Restricted Shares made to all of the holders of the Restricted Shares.

(5)	If an offer is made to purchase all or substantially all of the Common Shares, each Restricted Share shall be deemed converted into one Common Share concurrent with closing of the offer.

Each Restricted Share may be convertible into one Common Share at the option of the holder of the Restricted Share at any time: (i) if the Company enters into a binding agreement that would result in a change of control; or (ii) if a meeting of shareholders is called to elect directors who are not nominees of the Company or management of the Company or if a meeting of shareholders is called at which a contested election of directors will be considered.

Class B Preferred Series A Shares

The Class B Preferred Series A Shares were issued to certain founders of Alpha Canada in connection with the Company’s Business Combination.

The Class B Preferred Series A Shares include the following restrictions, conditions and limitations:

(1)	The Class B Preferred Series A Shares have a deemed issue price of $0.25 (“Deemed Issue Price”).

(2)	The holders of the Class B Preferred Series A Shares will be entitled to receive notice of and attend all meetings of the shareholders of the Company and will be entitled to vote at meetings of the holders of Common Shares. The holders of Class B Preferred Series A Shares will vote together with holders of Common Shares and Restricted Shares as a single class.

(3)	The holders of Class B Preferred Series A Shares will be entitled to receive dividends as and when declared by the Board. The Class B Preferred Series A Shares rank in priority to the Common Shares and Restricted Shares for payment of dividends. Dividends on the Class B Preferred Series A Shares are non-cumulative. If the holders of the Class B Preferred Series A Shares receive dividends in an aggregate amount equal to or greater than the Deemed Issue Price, the Class B Preferred Series A Shares shall be automatically converted to Common Shares.

(4)	In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Class B Preferred Series A Shares shall be entitled to receive out of the assets and funds of the Company, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of the Common Shares and Restricted Shares, an amount per Preferred Share equal to two times the Deemed Issue Price of the Class B Preferred Series A Shares (as appropriately adjusted for any stock dividends, combinations or splits) plus all accrued or declared but unpaid dividends on such Class B Preferred Series A Shares (the “Liquidation Preference”). After payment in full of the Liquidation Preference has been made to the holders of the Class B Preferred Series A Shares, all remaining assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Class B Preferred Series A Shares, Common Shares and Restricted Shares. Upon payment of the Liquidation Preference, each Class B Preferred Series A Shares will convert into one Common Share.

(5)	Each Class B Preferred Series A Shares shall, at the option of the holder, be convertible into Common Shares at the rate of one Common Share for each Preferred Share. All of the Class B Preferred Series A Shares will be automatically converted to Common Shares if any of the following events occur:

(a)	upon the completion of an initial public offering, or a reverse take-over with a qualifying secondary offering, pursuant to which the Common Shares are listed for trading on the New York Stock Exchange, NYSE Amex, the NASDAQ National Market or SmallCap Quotation System or a successor to any of the foregoing, raising at least $40 million, and a price per share which values the Company at $160 million or more, prior to listing;

(b)	a third party makes a bona fide offer to acquire 100% of the Common Shares, or execute a merger or amalgamation in which effective control of the Company is transferred, and such offer has been approved by the Board of the Company and its shareholders, such that shareholders receive proceeds from the transaction of at least $160 million in the form of shares or cash or a combination of both;

(c)	a third party makes a bona fide offer to acquire all or substantially all of the Company’s assets, for sale proceeds of at least $180 million and such offer has been approved by the Board and its shareholders, and provided that the shareholders on closing receive proceeds from the transaction by way of dividend and return of capital or otherwise of at least $160 million; or

(d)	a third party makes a bona fide offer to acquire certain specific Company asset(s), for sale proceeds of at least $180 million, and provided that the provision of subsection (c) is not triggered, and such offer has been approved by the Board and provided that the shareholders on closing receive proceeds from the transaction by way of dividend, return of capital or otherwise of at least $160 million,

If the Class B Preferred Series A Shares are subject to automatic conversion as a result of the occurrence of one of the above events, prior to such conversion they shall be entitled to receive a dividend per Preferred Share equal to the Deemed Issue Price.

Convertible Notes

Maturity and Repayment Dates

The Company’s convertible notes (“Convertible Notes”) mature on September 24, 2026 (the “Maturity Date”), at which time the entire outstanding principal amount plus any accrued and unpaid interest and any penalties or other amounts payable pursuant to the terms of the Convertible Notes are due and payable in full.

The Maturity Date may be extended at the option of the holder of the Convertible Note (the “Holder”) (i) in the event that, and for so long as, an Event of Default (as defined in the Convertible Note) shall have occurred and is continuing, or any event shall have occurred and is continuing that would, with the passage of time, result in an Event of Default or (ii) through the date that is 20 business days after the consummation of a fundamental transaction in the event that a fundamental transaction is publicly announced or a change of control notice is delivered prior to the maturity date; provided that if a Holder elects to convert some or all of the Convertible Note and the conversion amount would be limited, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of the Convertible Note.

Interest

Interest on the Convertible Notes shall commence accruing on the issuance date at a rate of 10.00% per annum and shall be computed on the basis of a 360-day year and twelve 30-day months. The Convertible Notes shall bear an increased interest rate upon the occurrence of an Event of Default (as described below), in which the applicable rate will be 20.00% per annum.

The accrued interest shall be payable in arrears on each conversion date, to the record holder of the Convertible Notes on the applicable conversion date, in common shares of the Company (“Interest Shares”). Notwithstanding the foregoing, if an Equity Conditions Failure (as defined in the Convertible Note) has occurred and is continuing as of the applicable conversion date, unless the holder waives such Equity Conditions Failure, the interest shall be paid in cash.

Conversions

The Convertible Notes are convertible (i) at the election of the Holders and (ii) pursuant to the mandatory conversion terms, each as more fully described below.

Under the terms of the Convertible Notes, the Convertible Notes are convertible at any time, in whole or in part, at the option of the Holders thereof, into common shares at a rate equal to the amount of principal, interest (if any) and unpaid late charges (if any), divided by a conversion price of $0.422 per share (the “Conversion Price”).

If, on or prior to the Maturity Date, the Company consummates a Qualified Offering (as defined below), then, simultaneously with the closing of such Qualified Offering, the outstanding principal amount of, and all accrued and unpaid interest under, the Convertible Notes shall be automatically converted into the securities, including any warrants, on the same terms as are applicable in the Qualified Offering at the lower of (i) the then current Conversion Price or (ii) the per security offering price for common stock and other securities in the Qualified Offering or, if common stock is not offered in the Qualified Offering, the lowest price per share for which one share of common stock is at any time issuable upon exercise, conversion or exchange of any convertible securities issued in the Qualified Offering. As used in the Convertible Notes, “Qualified Offering” means an offering of securities of the Company for at least $10 million in aggregate gross proceeds in coordination with the simultaneous uplisting of the common shares of the Company onto a United States national securities exchange.

If, prior to the completion of a Qualified Offering, the common shares of the Company close at a price of at least 250% of the Conversion Price for 10 consecutive trading days and the common shares issuable upon such conversion are registered for resale under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), then the Convertible Notes will automatically convert into common shares at the Conversion Price.

Conversion Limitation and Exchange Cap

No Holder of the Convertible Notes will have the right to convert any portion of the Convertible Notes to the extent that, after giving effect to such conversion, such Holder (together with certain related parties) would beneficially own in excess of 4.99% of the shares of the Company’s common stock outstanding immediately after giving effect to such conversion. A Holder may from time to time increase this limit to 9.99%, provided that any such increase will not be effective until the 61st day after delivery of a notice to the Company of such increase.

Events of Default

Events of Default include: (i) the failure of the Company to file the applicable Registration Statement (under the Registration Rights Agreement described below) with the SEC or the failure of the applicable Registration Statement to be declared effective by the SEC by deadlines set forth in the Registration Rights Agreement; (ii) the effectiveness of the applicable Registration Statement lapses for any reason or such Registration Statement is unavailable to any Holder of registrable securities and Rule 144 (subject to certain conditions) is unavailable to any Holder of the Conversion Shares; (iii) suspension (or threatened suspension) of trading of the Company’s common stock on a national securities exchange for a period of five consecutive trading days; (iv) failure by the Company to cure a conversion failure; (v) failure by the Company to maintain required share allocations for the conversion of the Convertible Notes; (vi) failure by the Company to pay principal, interest or late charges when due; (vii) failure of the Company to remove restricted legends from shares issued to a Holder upon conversion of the Convertible Note; (viii) the occurrence of any default under, redemption of or acceleration prior to maturity of at least an aggregate of $100,000 of indebtedness of the Company; (ix) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Subsidiary and not dismissed within 30 days of initiation; (x) the commencement by the Company or any Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law; (xi) the entry by a court of a decree, order, judgment or other similar document in respect of the Company or any subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law; (xii) final judgment for the payment of money aggregating in excess of $100,000 are rendered against the Company or any Subsidiary of the Company and not bonded or discharged within 30 days; (xiii) failure of the Company or any Subsidiary to pay when due any debts in excess of $100,000 due to any third party; (xiv) breaches by the Company or any Subsidiary of any representations or warranties in the SPA or any document contemplated thereby; (xv) a false or inaccurate certification by the Company that either (A) the “Equity Conditions” (as defined in the Convertible Notes) are satisfied, (B) there has been no “Equity Conditions Failure,” or (C) as to whether any Event of Default has occurred; (xvi) failure of the Company or any Subsidiary to comply with certain of the covenants in the Convertible Note; (xvii) the occurrence of any material adverse effect that is not cured within five trading days; and (xviii) any Event of Default occurs under any Convertible Note.

Upon any Bankruptcy Event of Default (as defined in the Convertible Notes), whether occurring prior to or following the Maturity Date, the Company shall immediately pay to the Holder an amount in cash representing (i) all outstanding principal, accrued and unpaid interest and accrued and unpaid late charges on such principal and interest, multiplied by (ii) a redemption premium of 125%, in addition to any and all other amounts due under the Convertible Notes, without the requirement for any notice or demand or other action by the Holder or any other person or entity, provided that the Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Event of Default.

Change of Control

No sooner than 20 trading days nor later than 10 trading days prior to the consummation of a Change of Control (as defined in the Convertible Notes), but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via electronic mail and overnight courier to the Holders (a “Change of Control Notice”).

At any time during the period beginning after the Holder’s receipt of a Change of Control Notice or the Holder becoming aware of a Change of Control, if a Change of Control Notice is not delivered to the Holder in accordance with the immediately preceding sentence (as applicable) and ending on 20 trading days after the latest of (A) the date of consummation of such Change of Control, (B) the date of receipt of such Change of Control Notice or (C) the date of the announcement of such Change of Control, a Holder may require the Company to redeem all or any portion of its Convertible Note by delivering written notice thereof (“Change of Control Redemption Notice”) to the Company, which Change of Control Redemption Notice shall indicate the conversion amount the Holder is electing to redeem. The portion of the Convertible Note subject to redemption shall be redeemed by the Company in cash at a price equal to the greatest of (i) the product of (w) the Change of Control Redemption Premium (as defined in the Convertible Notes) multiplied by (y) the conversion amount being redeemed; (ii) the product of (x) the Change of Control Redemption Premium multiplied by (y) the product of (A) the conversion amount being redeemed multiplied by (B) the quotient determined by dividing (I) the greatest closing sale price of the common shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date the Holder delivers the Change of Control Redemption Notice by (II) the Conversion Price then in effect; and (iii) the product of (y) the Change of Control Redemption Premium multiplied by (z) the product of (A) the conversion amount being redeemed multiplied by (B) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per common share to be paid to the holders of the common shares upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the closing sale price of such securities as of the trading day immediately prior to the consummation of such Change of Control, the closing sale price of such securities on the trading day immediately following the public announcement of such proposed Change of Control and the closing sale price of such securities on the trading day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the Conversion Price then in effect (the “Change of Control Redemption Price”).

Other Corporate Events

Prior to the consummation of any fundamental transaction pursuant to which holders of common shares of the Company are entitled to receive securities or other assets with respect to or in exchange for common shares (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holders will thereafter have the right to receive upon a conversion of the Convertible Note, at the Holder’s option (i) in addition to the common shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such common shares had such common shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of the Convertible Note) or (ii) in lieu of the common shares otherwise receivable upon such conversion, such securities or other assets received by the holders of common shares of the Company in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had the Convertible Note initially been issued with conversion rights for the form of such consideration (as opposed to common shares) at a conversion rate for such consideration commensurate with the conversion rate.

Adjustment to Conversion Price

If the Company at any time on or after the closing date subdivides (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding common shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the closing date combines (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding common shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment occurs during the period that a Conversion Price is calculated under the Convertible Notes, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such an event.

Warrants

The Convertible Notes were sold along with warrants to purchase 10,770,884 common shares of the Company at an exercise price of $0.422 per share for a five-year term. Each buyer of Convertible Notes received Warrants sufficient to purchase such number of common shares equal to the principal amount of Convertible Notes such buyer purchased divided by the Conversion Price of the Convertible Notes.

Each buyer will receive an additional 50% of warrants with identical terms upon the closing of a Qualified Offering, as described above. The exercise price of the warrants is subject to adjustment upon the completion of a Qualified Offering to the lower of (i) the then existing exercise price, (ii) the exercise price of any common share purchase warrants issued in the Qualified Offering or (iii) if no common share purchase warrants are issued in the Qualified Offering, the closing price of the common shares on the Canadian Securities Exchange (as converted into U.S. dollars) immediately prior to the pricing news release of the Qualified Offering.

Listing

We have applied to list our common stock on Nasdaq under the symbol “ACOG.” Our common shares are currently traded on the CSE under the symbol “ACOG” and quoted for trading on the OTCQB in under the symbol “ACOGF”.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. with its principal office at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

The corporate laws of British Columbia allow us, and our corporate articles require us (subject to the provisions of the BCBCA noted below), to indemnify our Directors, former Directors, alternate Directors and their heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each Director and alternate Director is deemed to have contracted with the Company on the terms of the indemnity contained in our articles.

For the purposes of such an indemnification:

“eligible party”, in relation to the Company, means an individual who

(1)	is or was a Director or officer of the Company,

(2)	is or was a director or officer of another corporation

(i)	at a time when the corporation is or was an affiliate of the Company, or

(ii)	at the request of the Company, or

(3)	at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, and includes, except in the definition of “eligible proceeding” and certain other cases, the heirs and personal or other legal representatives of that individual;

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation:

(1)	is or may be joined as a party, or

(2)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

In addition, under the BCBCA, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of the Company’s articles noted above, the Company must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

(1)	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(2)	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(3)	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;

(4)	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not do either of the following:

(1)	indemnify the eligible party under section 160 (a) in respect of the proceeding; or

(2)	pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA or the articles of the Company, on the application of the Company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

(1)	order a company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(2)	order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(3)	order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

(4)	order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section;

(5)	make any other order the court considers appropriate.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit No.	Description of Exhibit

4.1	Specimen common share certificate, incorporated by reference to Exhbit 4.1 to the Company’s Registration Statement on Form S-1 as filed with the Commission on April 30, 2024
4.2	Escrow Agreement by and between the Company, Computershare Investor Services Inc. and certain stockholders of the Company dated March 18, 2021, incorporated by reference to Exhbit 4.2 to the Company’s Registration Statement on Form S-1 as filed with the Commission on April 30, 2024
4.3	2022 Stock Option Plan, incorporated by reference to Exhbit 10.2 to the Company’s Registration Statement on Form S-1 as filed with the Commission on April 30, 2024
4.4	2023 Stock Option Plan, incorporated by reference to Exhbit 10.3 to the Company’s Registration Statement on Form S-1 as filed with the Commission on April 30, 2024
5.1*	Form of Opinion of Morton Law, LLP, Canadian counsel to the Company
23.1*	Consent of Manning Elliot LLP, an Independent Registered Public Accounting Firm
23.2*	Consent of Morton Law LLP (included as part of Exhibit 5.1 hereto)
24.1*	Power of Attorney (included on signature page)
107*	Filing Fee Table

*	Filed herewith.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on October 15, 2024.

ALPHA COGNITION INC.

By	/s/ Michael McFadden
Michael McFadden
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael McFadden as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign, execute and file all amendments (including, without limitation, post- effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael McFadden	Dated: October 15, 2024
Name: Michael McFadden Title: Chief Executive Officer and Director (Principal Executive Officer)

/s/ Jay Yoo	Dated: October 15, 2024
Name: Jay Yoo Title: Interim Principal Accounting and Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Len Mertz	Dated: October 15, 2024
Name: Len Mertz Title: Chairman and Director

/s/ John Havens	Dated: October 15, 2024
Name: John Havens Title: Director

/s/ Phillip Mertz	Dated: October 15, 2024
Name: Phillip Mertz Title: Director

/s/ Rajeev Bakshi	Dated: October 15, 2024
Name: Rajeev Bakshi Title: Director

/s/ Ken Cawkell	Dated: October 15, 2024
Name: Ken Cawkell Title: Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of the Registrant in the United States, on October 15, 2024.

By:	/s/ Michael McFadden
	Name:	Michael McFadden
	Title:	Chief Executive Officer and Director